SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36136

Multi-Class ETF Fund Exemptive Relief under the Investment Company Act of 1940

April 29, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of applications under section 6(c) of the Investment Company Act of 1940 ("Act"), each for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

Summary of the Applications: In each case, the Applicants listed in the relevant paragraph below request an order ("Order") that would permit a registered open-end management investment company to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class," and such shares, "ETF Shares") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class," and such shares, "Mutual Fund Shares," and each such fund, a "Multi-Class ETF Fund"). Each Order would provide Multi-Class ETF Funds with two broad categories of relief: (i) the relief necessary to permit standard exchange-traded fund ("ETF") operations consistent with Rule 6c-11 under the Act ("ETF Operational Relief") and (ii) the relief necessary for a fund to offer an ETF Class and one or more Mutual Fund Classes ("ETF Class Relief").

Hearing or Notification of Hearing: An order granting the relevant application referenced below will be issued unless the SEC orders a hearing on that application. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by email, if an email address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. The email should include the file number referenced below. Hearing requests should be received by the SEC by 5:30 p.m., Eastern time, on May 26, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: The relevant person listed under each application below, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, which may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090.

Artisan Partners Funds, Inc., et al. [File No. 812-15995]

Applicants: Artisan Partners Funds, Inc. and Artisan Partners Limited Partnership.

Filing Date: The application was filed on February 20, 2026 and amended on April 23, 2026.

Addresses: Laura E. Simpson, Artisan Partners Funds, Inc., 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202, laurie.simpson@artisanpartners.com; Brian D. McCabe, Esq. and

Jimena A. Smith, Esq., Ropes & Gray LLP, Brian.McCabe@ropesgray.com and

Jimena.Smith@ropesgray.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Kaitlin C. Bottock, Assistant

Chief Counsel.

Bondbloxx ETF Trust, et al. [File No. 812-15665]

Applicants: BondBloxx ETF Trust and BondBloxx Investment Management Corporation.

Filing Dates: The application was filed on December 4, 2024 and amended on January 27, 2026.

Addresses: Joanna Gallegos, BondBloxx Investment Management Corporation, 700 Larkspur

Landing Circle, Suite 250, Larkspur, CA 94939, info@BondBloxxETF.com; Edward Baer, Ropes

& Gray LLP, Three Embarcadero Center, San Francisco, CA 94111, Edward.Baer@ropesgray.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, Trace W. Rakestraw, Senior

Special Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Brinker Capital Destinations Trust, et al. [File No. 812-15943]

Applicants: Brinker Capital Destinations Trust and Orion Portfolio Solutions, LLC.

Filing Date: The application was filed on November 19, 2025.

Addresses: Brian Ferko, Brinker Capital Destinations Trust, 1055 Westlakes Drive, Suite 250,

Berwyn, PA 19312, brian.ferko@orion.com; John J. O'Brien, Esq. and Lauren A. Engel, Esq.

Morgan, Lewis & Bockius LLP, john.obrien@morganlewis.com and

lauren.engel@morganlewis.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Kaitlin C. Bottock, Assistant

Chief Counsel.

First Eagle Funds, et al. [File No. 812-15683]

Applicants: First Eagle Funds, First Eagle ETF Trust, The RBB Fund Trust, and First Eagle

Investment Management, LLC.

Filing Dates: The application was filed on December 31, 2024 and amended on November 14, 2025 and April 24, 2025.

Addresses: Sheelyn Michael, First Eagle Funds, 1345 Avenue of the Americas, New York, NY 10105; George Raine, Esq., Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or or Kaitlin C. Bottock, Assistant Chief Counsel.

FMI Funds, Inc., et al. [File No. 812-15891]

Applicants: FMI Funds, Inc. and Fiduciary Management, Inc.

Filing Date: The application was filed on September 4, 2025 and amended on December 22, 2025.

Addresses: John S. Brandser, Fiduciary Management, Inc., 790 North Water Street, Suite 2100, Milwaukee, Wisconsin 53202, jbrandser@fmimgt.com; Peter D. Fetzer, Foley & Lardner LLP, pfetzer@foley.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Investment Managers Series Trust, et al. [File No. 812-15691]

Applicants: Investment Managers Series Trust and Advisors Asset Management, Inc.

Filing Date: The application was filed on January 15, 2025 and amended on May 2, 2025, June 26, 2025 and January 23, 2026.

Addresses: Diane Drake, Esq., Secretary, Investment Managers Series Trust, diane.drake@mfac-ca.com; Debra Fisherman, CFA and Giacomo Guardavaccaro, Advisors Asset Management, Inc., debra.fisherman@aamlive.com and giacomo.guardavaccaro@aamlive.com; and

Laurie A. Dee, Morgan, Lewis & Bockius LLP, laurie.dee@morganlewis.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Janus Investment Fund, et al. [File No. 812-15607]

Applicants: Janus Investment Fund and Janus Henderson Investors US LLC

Filing Date: The application was filed on July 31, 2024 and amended on November 25, 2025.

Addresses: Stephanie Grauerholz, Janus Henderson Investors, 151 Detroit Street, Denver, CO 80206; Matthew R. DiClemente, Esq. and Michael W. Mundt, Esq., Stradley Ronon Stevens & Young, LLP, mdiclemente@stradley.com and mmundt@stradley.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Managed Portfolio Series, et al. [File No. 812-15967]

Applicants: Managed Portfolio Series and Kensington Asset Management, LLC.

Filing Date: The application was filed on January 7, 2026 and amended on April 23, 2026.

Addresses: William Bower, Kensington Asset Management, LLC, 901 S Mopac Expressway, Building II Suite 225, Austin, TX 78746; and Christopher D. Menconi, Morgan, Lewis & Bockius LLP, christopher.menconi@morganlewis.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, Trace W. Rakestraw, Senior Special Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Managed Portfolio Series, et al. [File No. 812-16000]

Applicants: Managed Portfolio Series and Leuthold Group, LLC dba Leuthold Weeden Capital Management.

Filing Dates: The application was filed on March 3, 2026 and amended on April 24, 2026.

Addresses: Jason M. Venner, Secretary, Managed Portfolio Series, 615 East Michigan Street,

Milwaukee, Wisconsin 53202, jason.venner@usbank.com; Glenn R. Larson, Leuthold Group, LLC

dba Leuthold Weeden Capital Management, 150 South Fifth Street, Suite 1700, Minneapolis, MN

55402, glarson@lwcm.com; Christopher D. Menconi, Morgan, Lewis & Bockius LLP,

christopher.menconi@morganlewis.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, Trace W. Rakestraw, Senior

Special Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Manning & Napier Fund, Inc., et al. [File No. 812-15999]

Applicants: Manning & Napier Fund, Inc. and Manning & Napier Advisors, LLC.

Filing Dates: The application was filed on March 2, 2026.

Addresses: Paul J. Battaglia c/o Manning & Napier Fund, Inc., pbattaglia@manning-napier.com;

Sean Graber and Timothy W. Levin, Morgan, Lewis & Bockius LLP,

sean.graber@morganlewis.com and timothy.levin@morganlewis.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Kaitlin C. Bottock, Assistant

Chief Counsel.

The Payden & Rygel Investment Group, et al. [File No. 812-15892]

Applicants: The Payden & Rygel Investment Group and Payden and Rygel.

Filing Dates: The application was filed on September 4, 2025 and amended on November 25, 2025.

Addresses: Reza Pishva, 333 South Grand Avenue, 40th Floor, Los Angeles, California 90071,

rpishva@payden.com; Arthur L. Zwickel, Esq., Paul Hastings LLP, 515 S. Flower St., Los Angeles,

California 90071.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Kaitlin C. Bottock, Assistant

Chief Counsel.

PRIMECAP Odyssey Funds, et al. [File No. 812-16015]

Applicants: PRIMECAP Odyssey Funds and PRIMECAP Management Company.

Filing Date: The application was filed on April 8, 2026.

Addresses: Michael J. Ricks, Secretary, PRIMECAP Odyssey Funds, mricks@primecap.com; and

Laurie A. Dee, Morgan, Lewis & Bockius LLP, laurie.dee@morganlewis.com.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Kaitlin C. Bottock,

Assistant Chief Counsel.

ProShares Trust, et al. [File No. 812-15942]

Applicants: ProShares Trust, ProFunds, Access One Trust, ProShare Advisors LLC, and ProFund

Advisors LLC.

Filing Date: The application was filed on November 18, 2025.

Addresses: Richard Morris, General Counsel, ProShare Advisors LLC, 7272 Wisconsin Avenue,

21st Floor, Bethesda, MD 20814, rmorris@proshares.com; Allison M. Fumai, Esq., Mark D. Perlow,

Esq., and Adam T. Teufel, Esq., Dechert LLP, allison.fumai@dechert.com,

mark.perlow@dechert.com and adam.teufel@dechert.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Kaitlin C. Bottock, Assistant

Chief Counsel.

RBC Funds Trust, et al. [File No. 812-15971]

Applicants: RBC Funds Trust and RBC Global Asset Management (U.S.) Inc.

Filing Date: The application was filed on January 9, 2026.

Addresses: Tara Tilbury, RBC Global Asset Management (U.S.) Inc., 250 Nicollet Mall, Suite

1550, Minneapolis, MN 55401, tara.tilbury@rbc.com; Stephen T. Cohen, Esq. and Adam T. Teufel,

Esq., Dechert LLP, stephen.cohen@dechert.com and adam.teufel@dechert.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, or Kaitlin C. Bottock, Assistant Chief Counsel.

Tortoise Capital Series Trust, et al. [File No. 812-15817]

Applicants: Tortoise Capital Series Trust and Tortoise Capital Advisors, L.L.C.

Filing Dates: The application was filed on May 28, 2025 and amended on November 19, 2025.

Addresses: Tom Florence and Jeffrey S. Kruske, Tortoise Capital Advisors, L.L.C. and Tortoise Capital Series Trust, 5901 College Boulevard, Suite 400, Overland Park, Kansas 66211; Deborah Bielicke Eades and Nathaniel Segal, Vedder Price P.C., deades@vedderprice.com and nsegal@vedderprice.com.

For Further Information Contact: Deepak T. Pai, Senior Counsel, or Trace W. Rakestraw, Senior Special Counsel.

Trust for Professional Managers, et al. [File No. 812-15919]

Applicants: Trust for Professional Managers and Mairs & Power, Inc.

Filing Date: The application was filed on October 21, 2025 and amended on March 31, 2026.

Addresses: Jay S. Fitton, Secretary, Trust for Professional Managers, c/o U.S. Bank Global Fund Services, 615 East Michigan Street, 2nd Floor, Milwaukee, Wisconsin 53202; Brent M. Williams, Esq., Mairs & Power, Inc., bwilliams@mairsandpower.com; Carol A. Gehl, Esq. and Christopher M. Cahlamer, Esq., Godfrey & Kahn, S.C., cgehl@gklaw.com and ccahlamer@gklaw.com.

For Further Information Contact: Asaf Barouk, Senior Counsel, Kaitlin C. Bottock, Assistant Chief Counsel.

Trust for Professional Managers, et al. [File No. 812-15857]

Applicants: Trust for Professional Managers and PT Asset Management, LLC.

Filing Dates: The application was filed on July 17, 2025 and amended on October 16, 2025, and

April 1, 2026.

Addresses:

Jay S. Fitton, Trust for Professional Managers, c/o U.S. Bank Global Fund Services, 615 East

Michigan Street, 2nd Floor, Milwaukee, Wisconsin 53202; Steven Hayes and Annie Duffy, Esq.,

PT Asset Management, LLC, 500 West Madison Street, Suite 470, Chicago, IL 60661; Kevin R.

Gustafson, Esq., K&L Gates LLP, 70 West Madison Street, Suite 3300, Chicago, IL 60602,

Kevin.Gustafson@klgates.com; Carol A. Gehl, Esq., Godfrey & Kahn, S.C., 833 East Michigan

Street, Suite 1800, Milwaukee, Wisconsin 53202, cgehl@gklaw.com.

For Further Information Contact: Kris Easter Guidroz, Senior Counsel, or Trace W. Rakestraw,

Senior Special Counsel.

William Blair Funds, et al. [File No. 812-15980]

Applicants: William Blair Funds and William Blair Investment Management, LLC.

Filing Date: The application was filed on January 29, 2026.

Addresses: Cissie Citardi, William Blair Investment Management, LLC,

ccitardi@williamblair.com; Allison M. Fumai, Esq. and Stephanie A. Capistron, Esq., Dechert LLP,

1095 Avenue of the Americas, New York, NY 10036.

For Further Information Contact: Laura L. Solomon, Senior Counsel, or Kaitlin C. Bottock,

Assistant Chief Counsel.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.